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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69144

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRITICAL TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 W. 45TH STREET, 15TH FLOOR
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Meyer **646-502-5795**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street	New York	New York	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Steven Meyer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__CRITICAL TRADING, LLC__ , as

of __December 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



LEGRAND MOISE
Notary Public - State of New York
NO. 01MO6372060
Qualified in Nassau County
My Commission Expires Mar 12, 2022

_____ Signature

__Manager__
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CRITICAL TRADING, LLC

Statement of Financial Condition

December 31, 2019

CRITICAL TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Table of Contents

CRITICAL TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	50,065
Due from clearing broker		448,716
Securities owned, at market value		23,130,476
Dividends and interest receivable		62,965
Accounts receivable		37,367
Prepaid expenses		63,697
Fixed assets, less accumulated depreciation of $35,954		538
Right of use asset - operating lease		401,606
Other assets		10,000
Total assets	$	24,205,430

LIABILITIES AND MEMBER'S EQUITY

Securities sold, not yet purchased, at market value	$	18,159,683
Accounts payable		347,432
Accrued expenses		47,563
Due to related party		201,286
Lease liability - operating lease		434,783
Total liabilities		19,190,747
Commitments and contingencies		
Member's equity		5,014,683
Total liabilities and member's equity	$	24,205,430

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Critical Trading, LLC (the "Company") is a Delaware Limited Liability Company formed in 2012 and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of FINRA and the following exchanges: NYSE, NYSE-ARCA, NYSE-AMEX, CBOE-BYX, CBOE-BZX, CBOE-EDGX and the Investors Exchange (IEX).

The Company's sole member is Critical Holdings LLC. The liability of members of a limited liability company is generally limited to the member's enforceable obligation to make capital contributions and the member's obligation to return any prohibited distributions.

Nature of Business

The Company is engaged in securities trading and market making. During 2019, the Company's transactions were cleared through and all securities were held by ABN AMRO Clearing Chicago LLC.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Valuation and Revenue Recognition

Securities are carried at fair market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on investments are included in the determination of trading income (loss).

Securities Sold, Not Yet Purchased

The Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date. The short position is collateralized and offset by the Company's securities owned and its cash balances at the clearing firm.

Gains, limited to the price at which the Company sold the security short, or losses, unlimited in amount, are recognized at fair value based on the difference between the short sale price and the current market price.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Fixed Assets and Depreciation

The cost of computer equipment is depreciated over the estimated useful lives of the related assets of 3 years on a straight-line basis.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs, other than quoted market prices included within Level 1 that are observable, either directly or indirectly, and reasonably available. Level 2 inputs may include quoted prices for similar assets or liabilities, or other inputs that are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, "Leases", new accounting guidance which the Company adopted effective January 1, 2019. The Company elected to recognize a lease liability and a right of use (ROU) asset at the date it adopted the new standard. The lease liability is initially and subsequently recognized based on

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Leases *(Continued)*

the present value of its future lease payments. The ROU asset is measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and less any impairment recognized. Lease expense is recognized on a straight line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase or to extend the term of the underlying lease that the Company is reasonably certain to exercise.

NOTE 3 – FAIR VALUE OF INVESTMENTS

The Company's positions in equity securities and equity options are valued based on quoted prices from the respective exchange they are traded on and are categorized in level 1 of the fair value hierarchy,

The following are the Company's securities owned and securities sold, not yet purchased by level within the fair value hierarchy at December 31, 2019.

Securities owned		Fair Value	Fair Value Hierarchy
Equity Securities	$	21,908,869	Level 1
Equity Options		1,221,607	Level 1
	$	23,130,476	
Securities sold, not yet purchased			
Equity Securities	$	15,930,948	Level 1
Equity Options		2,228,735	Level 1
	$	18,159,683	

As of December 31, 2019 the Company held no Level 2 or Level 3 investments. There were no transfers between levels during the year ended December 31, 2019.

NOTE 4 – INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements, as these taxes are the responsibility of the Company's member.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

NOTE 4 – INCOME TAXES *(Continued)*

The Company is no longer subject to U.S. federal, state or local income tax examinations for periods prior to 2016.

NOTE 5 – FIXED ASSETS

Major classifications of fixed assets as of December 31, 2019 are summarized as follows:

	Estimated Useful Lives	Cost	Accumulated Depreciation	Net
Computer equipment	3 years	$ 36,492	$ 35,954	$ 538

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is a member firm of the NYSE ARCA Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital, market making and aggregate indebtedness change daily. The Company had net capital of $ 966,809 at December 31, 2019, which exceeded the regulatory requirement of $100,000 by $ 866,809. The ratio of aggregate indebtedness to net capital was 0.6511 to 1 at December 31, 2019.

NOTE 7 – RELATED PARTY TRANSACTIONS

In April 2019, the Company's member, Critical Holdings LLC converted outstanding loans of $500,000 and $200,000 into capital contributions. The loans bore interest at 1.92% and 2.07% respectively. Interest expense on these loans was $4,517 for 2019.

In September 2019, the Company's member provided a loan of $300,000 which bore interest at 1.4%. This loan was converted into capital contribution in November and total interest expense for the year ended December 31, 2019 was $1,036 which remains payable.

In November 2019 an additional $200,000 was loaned by the member at an interest rate of 1.27%. The loan matures on February 23, 2020. The interest accrued on this loan was $250 for the year which remains payable.

NOTE 8 – LEASES

The Company has an obligation as a 50% joint tenant under a noncancellable operating lease for office space with a term of five years which was entered into in August 2017. This lease contains a renewal option for a period of five years with fixed rent of fair market rental value as provided by the lease, with annual rent increasing by 2.5% on each anniversary date. Because the Company is not reasonably certain to exercise this renewal option, the option period is not included in determining the lease liability.

NOTE 8 – LEASES *(Continued)*

Payments due under the lease contract includes fixed payments plus variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as occupancy costs when incurred. On January 1, 2019, the Company recognized a right of use asset adjusted by the amount of remaining deferred rent. Simultaneously, the Company recognized a lease liability of $565,247 which represented the present value of the outstanding payment obligations for the office space.

The implicit rate of our lease was not readily determinable and, accordingly, the Company used its estimated borrowing rate based on the information available at the commencement date for the lease. The Company's estimated rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment, and was determined to be 5%.

Future minimum lease payments under this noncancellable operating lease for the Company's 50% share as of December 31, 2019 are as follows:

2020	$	159,681
2021		163,673
2022		139,055
Totals	$	462,409

In the event the joint tenant defaults on its obligation, the Company could be responsible for the full amount due on the lease which is $924,818.

NOTE 9 –FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally options, are based on quoted market prices.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as trading income (loss). The Company doesn't apply hedge accounting as defined in ASC 815, "Derivatives and Hedging", as all financial instruments are recorded at fair value with any changes in fair values reflected in earnings.

Fair values of options contracts are recorded in securities owned for long positions and securities sold not yet purchased for short positions. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

NOTE 9 –FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS *(Continued)*

The following is a summary of the Company's derivative positions at December 31, 2019:

Category	Contracts	Fair market value	Notional amount
Long Equity Options	17,801	$ 1,221,607	$ 80,448,161
Short Equity Options	19,685	$ 2,228,735	$ 87,225,817

NOTE 10 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company had losses from operations in 2019, 2018 and 2017.

Management has pledged additional support to the Company to enable it to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 and through February 10, 2020, the date of this report.

There have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Critical Trading, LLC
120 W 45th Street, 15th floor
New York, NY 10036

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Critical Trading, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Critical Trading, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Critical Trading, LLC's management. Our responsibility is to express an opinion on Critical Trading, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Critical Trading, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Critical Trading, LLC's auditor since 2014.

New York, NY
February 10, 2020